DLA Piper LLP (US)
2000 University Avenue East Palo Alto, California 94303-2214
www.dlapiper.com
Peter M. Astiz
peter.astiz@dlapiper.com
T 650.833.2036
F 650.687.1159

March 26, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mark P. Shuman, Legal Branch Chief
Mitchell Austin, Staff Attorney
Stephen G. Krikorian, Accounting Branch Chief
Ryan Rohn, Staff Accountant

Re:	TubeMogul, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 28, 2014
CIK No. 1449278

Ladies and Gentlemen:

On behalf of TubeMogul, Inc. (the “Company”), we are transmitting its Registration Statement on Form S-1 (the “Registration Statement”). We are also sending a hard copy of this letter and the Registration Statement, including a version that is marked to show changes to the draft Registration Statement (the “Draft Registration Statement”) submitted confidentially to the Securities and Exchange Commission (the “Commission”) on February 28, 2014, to the staff of the Division of Corporation Finance (the “Staff”).

This letter responds to the March 19, 2014 comment letter of the Staff regarding the Draft Registration Statement. The Registration Statement reflects the Company’s response and provides updated information. Set forth below are the Company’s responses to the Staff’s comment letter. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance

Revenue Growth from Additional Media Markets, page 47

1. We note your response to prior comment 19. Please disclose the portion of your revenue that is attributable to advertising served through the various digital video channels you mention in this paragraph, and provide quantitative information regarding the trend in the relative sources of revenue attributable to each channel over the periods presented. Additionally, please consider summarizing this information in the second risk factor on page 12, as appropriate.

Division of Corporation

March 26, 2014

Page Two

Response: In response to the Staff’s comment, the Company has added disclosure of the specific percentage of its revenue that was generated from advertising served to desktops for 2011, 2012 and 2013 on page 48. The Company has also included similar information on page 13 as suggested by the Staff. Since nearly all of the Company’s revenue is derived from revenue from advertising served to desktops, the Company respectfully submits that revenue derived from other channels is not material and quantification of revenue derived from other channels would not meaningfully enhance an investor’s understanding of the Company’s business and prospects. For similar reasons, the Company respectfully submits that there are not meaningful trends to disclose in light of the current level of contribution to the Company’s revenue from such other channels.

Operating Activities, page 60 as requested

2. We note that you now disclose that your DSDs were 80 days for the year ended December 31, 2013 in response to prior comment 23. Please define DSDs in your disclosure. In this regard, we note your disclosure on page 14 identifies your days sales outstanding, or DSO, and days payable outstanding, or DPO, for the year ended December 31, 2013. Please tell us why you did not discuss DSO and DPO under Operating Activities.

Response: The prospectus has been revised on page 60 as requested.

Critical Accounting Policies Judgments and Estimates

Revenue Recognition, page 61

3. We have reviewed your response to prior comment 28. Please tell us your consideration of providing disclosure to discuss that advertising agencies and brands are eligible to earn rebates and your accounting for these rebates.

Response: The Company supplementally advises the Staff that on occasion the Company offers customers rebates after achieving a specified level of advertising spending. The Company records reductions to revenue in accordance with ASC 605-50 for these rebates. The total amount of such rebates was $788,000, $138,000 and $1.8 million for 2011, 2012 and 2013, respectively, or approximately 5.0%, 0.4% and 4.8% of total revenue for 2011, 2012 and 2013, respectively. The Company advises the Staff that it determined not to discuss such rebates and the related accounting treatment in the Registration Statement as the Company regards these rebates as an element of its pricing strategy with its customers and occasional in nature, and believes that the disclosure of this detail of such occasional pricing practices with customers does not provide meaningful information to investors.

Business

Our Customers, page 76

4. Please briefly explain the parameters used in defining customer for your determination that no customer accounted for more than 10% of your revenue. Specifically discuss whether an advertiser with multiple branches or divisions that operate under distinct contracts is considered a single customer for this purpose.

Division of Corporation

March 26, 2014

Page Three

Response: The prospectus has been revised on page 77 as requested.

Executive Compensation

Post-Employment Compensation and Change in Control Payments and Benefits, page 98

5. Please revise to briefly summarize circumstances in which a resignation for “good reason” would result in the payment of benefits.

Response: The prospectus has been revised on pages 99-100 as requested.

Principal Stockholders, page 108

6. We note your inclusion of a column in the beneficial ownership table that will present information concerning the number of shares beneficially owned after this planned offering. Please either confirm that this offering will not have a selling stockholder component or revise your document to fully explain the nature of the offering.

Response: The prospectus has been revised on page 109 in light of the Staff’s comment. The Company supplementally advises the Staff that it currently anticipates that the offering will not have a selling stockholder component.

Notes to Consolidated Financial Statements

Note 6. Commitments and Contingencies

Legal, page F-24

7. We note your response to prior comment 51. Tell us whether you also believe that none of the current legal proceedings will have a material adverse effect on your results of operations.

Response: The prospectus has been revised on page F-24 as requested. The Company supplementally advises the Staff that it is not currently a party to any legal proceedings that would have a material adverse effect on its results of operations.

* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Commission.

Division of Corporation

March 26, 2014

Page Four

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (650) 833-2036 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Peter M. Astiz
Peter M. Astiz
Partner

Enclosures

Cc:	Brett Wilson (TubeMogul, Inc.)
Eric Deeds (TubeMogul, Inc.)
Michael J. Torosian (DLA Piper LLP (US))
Daniel J. Winnike (Fenwick & West LLP)
William L. Hughes (Fenwick & West LLP)
Theodore G. Wang (Fenwick & West LLP)